UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022

(Report No. 3)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ______

CONTENTS

On November 29, 2022, Brenmiller Energy Ltd. (the “Company”) entered into a definitive securities purchase agreement with certain investors, part of whom are existing shareholders of the Company, including Mr. Avraham Brenmiller, a controlling shareholder, Chairman and Chief Executive Officer of the Company, for the issuance, in a private placement, of units (each a “Unit”) consisting of one ordinary share of the Company and one non-registrable and non-tradeable warrant, for a total of 1,996,359 ordinary shares and 1,996,359 associated warrants at NIS 5.33 ($1.55) per share, based on an exchange rate of NIS/USD 3.438 published on November 28, 2022 (reflecting a 4% premium on the market price at close on November 28, 2022). The warrants are exercisable on the issuance date of each Unit with a premium of 15% of the share price, representing an exercise price of NIS 6.13 ($1.78) per warrant, and have a term of five years from the issuance date.

The private placement is expected to result in gross proceeds to the Company of approximately NIS 10.6 million ($3.1 million). The Company intends to use the net proceeds from the private placement for general corporate purposes, including working capital. The private placement is subject to the approval of the Company’s shareholders in a special meeting that is expected to occur in or around January 2023.

The Company’s press release dated, November 30, 2022, announcing the pricing of the private placement is attached hereto as Exhibit 99.1 and copies of the Non-Tradeable Ordinary Share Purchase Warrant and Securities Purchase Agreement are attached hereto as Exhibit 4.1 and Exhibit 10.1, respectively, and each such exhibit is incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

The securities described herein (the “Securities”) have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. The private placement investors received piggyback registration rights for their ordinary shares and associated warrants. The Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the warrant shares thirty (30) days after becoming shelf eligible. Upon effectiveness of such registration statement, the aforementioned piggyback rights shall expire.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.

4.1	Form of Non-Tradeable Ordinary Share Purchase Warrant.
10.1	Form of Securities Purchase Agreement.
99.1	Press Release issued by Brenmiller Energy Ltd. on November 30, 2022 titled “Brenmiller Energy Announces Pricing of NIS 10.6 Million ($3.1 Million) Private Placement”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: November 30, 2022	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

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